Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555
(630) 753-5000

February 14, 2005

Securities and Exchange Commission
450 Fifth Plaza, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Navistar International Corporation
       Annual Report on Form 10-K for the fiscal year ended October 31, 2004

Ladies and Gentlemen:

This letter transmitting Navistar International Corporation’s (the company) Annual Report on Form 10-K for the fiscal year ended October 31, 2004 filed on the date hereof, is to inform you that, pursuant to General Instruction D(3) of Form 10-K, the company has changed certain of its accounting principles or practices as disclosed in the company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2005 and as set forth in Note 23 to the company’s Consolidated Financial Statements of its Form 10-K.

Regards,

Navistar International Corporation

By:  /s/Mark T. Schwetschenau
Name: Mark T. Schwetschenau
Title: Senior Vice President and Controller